SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Pemco Aviation Group, Inc.
(Name of Subject Company (issuer))

Pemco Aviation Group, Inc. (issuer)
(Name of Filing Person)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

706444106
(CUSIP Number of Class of Securities)

Ronald A. Aramini
President and Chief Executive Officer
Pemco Aviation Group, Inc.
1943 North 50th Street
Birmingham, AL 35212
(205) 592-0011
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:
H. Steven Wilson, Esq.
Latham & Watkins
701 B Street, Suite 2100
San Diego, CA 92101
(619) 236-1234

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.
☒  issuer tender offer subject to Rule 13e-4.
☐  going-private transaction subject to Rule 13e-3.
☐  amendment to Schedule 13D under Rule 13d-2.

Item 12.  Exhibits

The exhibit listed on the EXHIBIT INDEX of this Form TO is filed herewith.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/14/02	PEMCO AVIATION GROUP, INC. By: /s/ Ronald A. Aramini Ronald A. Aramini, President, and Chief Executive Officer (Principal Executive Officer)

EXHIBIT INDEX

Exhibit Number	Description	Reference
99	Press Release – Dated October 14, 2002 – Third Quarter Revenue Shift to Forth Quarter due to Hurricane; Board Approves Exchange Offer of Debt Securities for Common Stock	*

*	Filed Herewith